SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D. C. 20549



                              FORM NT 10-Q
                        NOTIFICATION OF LATE FILING

For the Period Ended                       Commission File Number 0-09519
March 31, 1998

                           REGENT TECHNOLOGIES, INC.
               (Exact name of Registrant as specified in its charter)


Colorado                                                   84-0807913
(State of Incorporation)                                   (IRS Employer
                                                      Identification No.)

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                  PART I

Regent Technologies, Inc.
16415 Addison Road, Suite 150
Dallas, Texas 75248

                                  PART II

    The Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date of May 15, 1998.

                                  PART III

     The Registrant moved its corporate headquarters during the first quarter of 1998.

                                  PART IV

     Name and telephone number of person to contact in regard to this notification.

           David A. Nelson                   (972)732-9585



                           REGENT TECHNOLOGIES, INC.
                    (Name of Registrant as specified in charter)


has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 13, 1998              By:  David A. Nelson, President